Securities and Exchange Commission
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FEB 20 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Winston Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121-E Reynolda Village
(No. and Street)

Winston-Salem, NC 27106
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William F. Marshall 336-761-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Butler & Burke, LLP
(Name – *if individual, state last, first, middle name*)

100 Club Oaks Ct, Suite A Winston-Salem North Carolina 27104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 2[illegible]
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Murray Hewell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Winston Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Murray H. Hewell
Signature

Secretary/~~Treasurer~~ VP
Title

Tonya B Joyce
Notary Public

TONYA B. JOYCE NOTARY My Comm. Exp. 7-26-2010 PUBLIC FORSYTH COUNTY, N.C.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WINSTON SECURITIES, INC.
121-E Reynolda Village
Winston-Salem, NC 27106
Phone (336)761-1900 Fax (336)761-8010
e-mail: bonds@firstwinston.com

February 8, 2008

To whom it may concern:

Please find enclosed a copy of our annual audited financial statements. If you should have any questions, please do not hesitate to call us.

Thank you.

Sincerely,

William F. Marshall

William F. Marshall
President

SEC
Mail Processing
Section

FEB 20 2008

Washington, DC
100

FIRST WINSTON SECURITIES, INC.

Statement of Financial Condition

December 31, 2007

B U T L E R B U R K E

TABLE OF CONTENTS

BUTLER :: BURKE

Stockholders and Directors
First Winston Securities, Inc.
Winston-Salem, North Carolina

SEC Mail Processing Section

FEB 20 2008

Washington, DC
104

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of First Winston Securities, Inc. as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Winston Securities, Inc. as of December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Butler & Burke, LLP

Winston-Salem, North Carolina
January 31, 2008

100 CLUB OAKS CT, SUITE A
WINSTON-SALEM, NC 27104
p. 336 768 2310 f. 336 768 6573
WWW.BUTLERANDBURKECPA.COM

FIRST WINSTON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS		
Cash and cash equivalents	$	105,873
Interest receivable on bonds		16,280
Securities owned		1,146,736
Other assets		13,440
Property and equipment, net		6,778
TOTAL ASSETS	$	1,289,107
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable	$	870
Payable to customer		5,144
Short-term bank loan		125,000
Total Liabilities		131,014
Stockholders' Equity		
Common stock, no par value, 100,000 shares authorized; 2,002 shares issued and outstanding		270,886
Retained earnings		887,207
Total Stockholders' Equity		1,158,093
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,289,107

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Winston Securities, Inc. is registered as a dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company deals primarily in municipal bonds and performs underwriting services only as a participating underwriter. The Company's customers are generally located in North Carolina.

Securities Transactions

Securities transactions (and related revenues and expenses) are recorded on a settlement date basis, generally the third business day following the trade date.

Securities

Marketable securities owned by the Company are valued at market value. Net unrealized gains and losses are reflected in operations. Securities not readily marketable are valued at fair value as determined by management.

Underwriting Service

Underwriting fees or expenses are recognized when the underwriting is completed and the income or expense is reasonably determinable.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Receivables From and Payables to Customers and Dealers

Amounts receivable from and payable to customers and dealers represent the contract amount of securities which have not been received or delivered by the settlement date.

Property and Depreciation

Property is recorded at cost. Depreciation is generally computed using accelerated methods over estimated useful lives of five to seven years.

Income Taxes

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for income taxes because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the stockholders' personal income tax returns and are taxed based on their personal tax strategies.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B: PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows at December 31, 2007:

Office furniture and equipment	$ 66,699
Less: accumulated depreciation	(59,921)
	$ 6,778

NOTE C: SECURED SHORT TERM BANK LOANS

At December 31, 2007, the Company had agreements with a bank to borrow funds of up to $20,000,000 as needed on a secured basis to carry inventory and to cover failed transactions. Interest on these loans is charged at LIBOR plus 2.5% (7.74% at December 31, 2007). At December 31, 2007, the total borrowed of $125,000 was fully collateralized by the Company's trading inventory. The agreements with the bank expire on June 30, 2008.

NOTE D: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts. At December 31, 2007, the Company expected no losses from such open commitments.

NOTE E: LEASES

The Company leases its office space under a noncancellable operating lease expiring in July, 2008. Future minimum lease payments under the terms of this agreement at December 31, 2007 is $11,441 in 2008. Rent expense under all leases was $31,389 in 2007.

NOTE F: MINIMUM NET CAPITAL REQUIREMENTS

The Company, as a registered securities broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule prohibits a broker-dealer from engaging in any securities transaction when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined by the rule. At December 31, 2007, the Company had net capital of $1,084,293 which exceeded its required net capital of $100,000 and its net capital ratio was .01 to 1.

Reports of the Company required by Rule 17a-5 for the Securities and Exchange Commission are available for examination at the Company's offices and at the National and Regional Offices of the Securities and Exchange Commission located in Washington, D.C. and Atlanta, Georgia, respectively.

END